Exhibit 4.9

Execution Version

SHAREHOLDERS AGREEMENT

dated 7 September 2021

between

Carsten Koerl, Steinweg 3c, 9052 Niederteufen, Switzerland (hereinafter referred to as “Founder”)

and

CPP Investment Board Europe S.à r.l., 10-12, Boulevard Roosevelt, L-2450 Luxembourg, Grand Duchy of Luxembourg (hereinafter referred to as “CPPIB”)

and

TCV Luxco Sports S.à r.l., 287-289, route d’Arlon, L-1150 Luxembourg, Grand Duchy of Luxembourg (hereinafter referred to as “TCV”)

(Founder, CPPIB and TCV each a “Major Shareholder” and together the “Major Shareholders”)

regarding

Sportradar Group AG (the “Company”)

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Recitals

(A)

The Company is a Swiss stock corporation (Aktiengesellschaft) registered with the commercial register of the Canton St. Gallen under CHE-164.043.805 with registered office at Feldlistrasse 2, 9000 St. Gallen, Switzerland. The Parties are direct or indirect shareholders of the Company.

(B)

As per the Effective Date, the share capital of the Company shall consist of registered class A common shares with a nominal value of CHF 0.10 each (“Class A Ordinary Shares”) and registered class B convertible voting common shares with a nominal value of CHF 0.01 each (“Convertible Class B Voting Shares”; together with the Class A Ordinary Shares the “Shares”).

(C)	As per the Effective Date, the Company shall become a public company through an initial public offering of its Class A Ordinary Shares at The Nasdaq Global Select Market (“Nasdaq”).

(D)

Save as explicitly agreed herein, this Agreement shall in no way restrict each Party’s ability to act fully independent vis-à-vis governance of the Company, including in terms of voting of its Shares in any shareholders’ meeting.

NOW, THEREFORE, the Parties agree as follows:

1.	DEFINITIONS

Capitalized terms shall have the meaning as defined in this Clause 1 or elsewhere in this Agreement.

“Agreement” means this shareholders’ agreement, including any of its Exhibits and Annexes;

“Affiliate” means with respect to a person (the “First Person”):

(a)	another person that, directly or indirectly through one or more intermediaries, Controls, or is Controlled by, or is under common Control with, the First Person;

(b)	a pooled investment vehicle organized by the First Person (or an Affiliate thereof) the investments of which are directed by the First Person (or an Affiliate thereof);

(c)	a fund organized by the First Person for the benefit of the First Person’s (or any of its Affiliates’) partners, officers or employees or their dependents;

(d)

a successor trustee or nominee for, or a successor by reorganization of, a qualified trust (being a tax advantaged fiduciary relationship between an employer and an employee in which the employee beneficiary may use his life expectancy to determine required minimum distribution amounts); or

(e)

in the case of a First Person who is an individual, any spouse, co-habitee and/or lineal descendant by blood or adoption or any person or persons acting in its or their capacity as trustee or trustees of a trust of which such individual is the settlor;

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“Articles” means the articles of association of the Company in effect on the Effective Date substantially as set out in Annex 3.7(a);

“Board” means the board of directors (Verwaltungsrat) of the Company as composed from time to time;

“Board Member” means a member of the Board;

“Business Day” means the days on which commercial banks are generally open for business in both St. Gallen and in New York;

“Category 1 Matter(s)” has the meaning set forth in Exhibit B;

“Category 2 Matter(s)” has the meaning set forth in Exhibit A;

“Chairman/Chairwoman” means the chairman or chairwoman of the Board from time to time;

“Classified Director” has the meaning set forth in Clause 3.1(h);

“Code of Best Practice” means the Swiss Code of Best Practice for Corporate Governance;

“Company” has the meaning set forth on the cover page of this Agreement ;

“Confidential Information” means, with respect to the Company, all information concerning the Company, including, but not limited to, ideas, business strategies, innovations and materials, all aspects of the business plan of the Company, proposed operation and products, corporate structure, financial and organizational information, analyses, proposed partners, software code and system and product designs, employees and their identities, equity ownership, the methods and means by which the Company plans to conduct its businesses, all trade secrets, trademarks, tradenames and all intellectual property associated with the business of the Company; provided that, the term “Confidential Information” does not include information or material that:

(a)

is in the possession of a Party at the time of disclosure by the Company so long as, to the knowledge of such Party, such information or material is not subject to any prior obligation of confidentiality owed to the Company with respect to such information;

(b)

before or after it has been disclosed to a Party by the Company, becomes publicly available, not as a result of any action or inaction of such Party or any of its representatives in violation of this Agreement;

(c)

is disclosed to a Party or its representatives by a third party not, to the knowledge of such Party, in violation of any obligation of confidentiality owed to the Company with respect to such information; or

(d)

is independently developed (without the use of any Confidential Information) by a Party or any of its representatives without violating any confidentiality agreement with, or other obligation of secrecy to, the Company.

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“Control” means, with respect to a Person (other than an individual) (a) direct or indirect ownership of more than 50% of the voting securities of such Person, (b) the right to appoint, or cause the appointment of, more than 50% of the members of the board of directors (or similar governing body) of such Person or (c) the right to manage, or direct the management of, on a discretionary basis, the assets of such Person, and, for the avoidance of doubt, a general partner is deemed to Control a limited partnership and, solely for the purposes of this Agreement, a fund advised or managed directly or indirectly by a Person shall also be deemed to be Controlled by such Person (and the terms “Controlling” and “Controlled” shall have meanings correlative to the foregoing);

“Conversion Agreement” means the agreement regarding the conversion of Convertible Class B Voting Shares to Class A Ordinary Shares entered into by the Founder and the Company simultaneously with this Agreement and attached hereto as Annex 4(b);

“Effective Date” means the date on which the Class A Ordinary Shares shall be admitted for trading on the Nasdaq;

“Exchange Act” means the Securities Exchange Act of 1934, as amended, and the rules and regulations of the Securities and Exchange Commission promulgated thereunder;

“Good Cause” means any dismissal and/or replacement of the CEO for good cause pursuant to article 340c para. 2 of the Swiss Code of Obligations;

“Group” means the Company together with its current and its future Subsidiaries;

“Independent Board Member” means a Board Member as set forth in Clause 3.1(h) who fulfils the independency requirements from time to time pursuant to the Code of Best Practice and Rule 10A-3(b)(1) of the Securities Exchange Act of 1934, as amended, subject to any applicable exemptions and any other independency requirements applicable to Board Members pursuant to applicable law;

“Information” has the meaning set forth in Clause 6;

“Major Shareholder(s)” has the meaning set forth on the cover page of this Agreement;

“Nasdaq” has the meaning set forth in Recital (C);

“Nominating and Corporate Governance Committee” means the nominating and corporate governance committee of the Board;

“Nominee Director” has the meaning set forth in Clause 3.1(b);

“Organizational Regulations” means the organizational regulations of the Company in effect as from Effective Date and substantially as set out in Annex 3.7(d);

“Party” means each party to this Agreement;

“Share Capital” means the aggregate nominal value of the total issued and outstanding share capital of the Company, from time to time;

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“Shareholder” means a holder of Shares;

“Shares” has the meaning set forth in Recital (B);

“Subsidiary” shall mean any entity in which the Company, directly or indirectly, holds more than fifty (50) per cent of the share capital or more than fifty (50) per cent of the voting rights, or the accounts of which are or must be fully consolidated with those of the Company in accordance with the applicable accounting principles.

2.	PURPOSE AND SCOPE

(a)	The Parties wish to enter into this Agreement in order to govern the rights and obligations of and among them as Shareholders of the Company.

(b)

The Parties agree that the terms and conditions of this Agreement shall also be valid for and attach to all Shares acquired by the Parties after the Effective Date, be it through the purchase of Shares in the open market, the exercise of options, pre-emptive rights or otherwise.

(c)

Each Party undertakes with the other Party for the entire term of this Agreement to comply with this Agreement. In particular, each Party undertakes to vote its Shares in the shareholders’ meetings of the Company and, within the limitations set forth by applicable law, to instruct its representatives (including the Nominee Directors) on the Board (subject to the Board Members’ fiduciary duties under Swiss law) to vote in such a manner as to give effect to the provisions and principles laid down in this Agreement.

(d)

Wherever this Agreement reserves the consent or approval of a Party such consent or approval is deemed to be subject to the qualification that it is not be unreasonably withheld or delayed, in circumstances in which such consent or approval concerns a matter to comply with applicable law or the requirements of any governmental authority.

3.	CORPORATE GOVERNANCE; MANAGEMENT STRUCTURE

3.1.	Composition of the Board

(a)

The Parties intend to establish a highly qualified, first class, independent and diverse Board to lead the Company. The Board shall consist of up to eleven Board Members including the Chairman/Chairwoman. In accordance with Swiss law, each Board Member must be elected annually and individually by the shareholders’ meeting.

(b)	Subject to Clauses 3.1(e) and 3.3(b):

(i)	the Founder shall have the right to designate one person for nomination by the Board for election by the shareholders’ meeting as Board Member and to designate replacements for such Board Member;

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(ii)	CPPIB shall have the right to designate one person for nomination by the Board for election by the shareholders’ meeting as Board Member and to designate replacements for such Board Member;

(iii)	TCV shall have the right to designate one person for nomination by the Board for election by the shareholders’ meeting as Board Member and to designate replacements for such Board Member;

who, in each case, satisfy any applicable requirements imposed by applicable law and this Agreement (each such Board Member being a “Nominee Director”). It is understood and agreed that in no event shall such persons’ affiliation with the Founder, CPPIB, or TCV (as applicable) make such persons ineligible to be members of the Board. The persons designated by the Founder, CPPIB and TCV will not need to be ‘independent’ for purposes of the Code of Best Practice, pursuant to Rule 10A-3 under the Exchange Act or pursuant to the rules and regulations of the Nasdaq.

(c)

If, and at any time, any Major Shareholder has the right to designate a representative for nomination by the Board as a Board Member pursuant to, and in accordance with, Clause 3.1(b) the Company (and each Major Shareholder to the extent of its powers to do so) shall procure that the Board nominates the person designated by such Major Shareholder for election as a Board Member and to use reasonable efforts to procure the election of the person designated by such Major Shareholder to the Board at each relevant shareholders meeting, including by soliciting the vote of the shareholders to vote in favor of Board nominees and providing any other support that the Company or the Board provides to any other nominees to the Board.

(d)	If, and at any time, any Major Shareholder has the right to designate a representative for nomination by the Board as a Board Member pursuant to Clause 3.1(b):

(i)

in the case of (i) the removal, resignation, retirement, death or disability of its relevant Board Member or (ii) the failure of the person designated by such Major Shareholder to be nominated for election to the Board at any shareholders’ meeting, the relevant Major Shareholder shall have the right, but not the obligation, to submit in writing to the Company a nomination for a replacement representative to the Board; and

(ii)

the Company agrees to nominate the person designated by such Major Shareholder as a new Board Member and undertakes to promptly call and hold an extraordinary shareholders’ meeting to elect the proposed person as a new Board Member.

Until the new Board Member is elected, the Major Shareholder who designated such Board Member will have the right, but not the obligation, to designate a representative to attend, as an observer, the meetings of the Board.

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(e)

The relevant Major Shareholder’s right to designate for nomination by the Board persons as the Board Members, and to propose replacements for Board Members, shall lapse if (i) the Founder directly or indirectly holds Shares with an aggregate nominal value representing less than 7.5% of the Share Capital or (ii) CPPIB directly or indirectly holds Shares with an aggregate nominal value representing less than 7.5% of the Share Capital or (iii) TCV directly or indirectly holds Shares with an aggregate nominal value representing less than 7.5% of the Share Capital.

(f)	The following persons shall serve as initial Nominee Directors:

(i)	Founder nominee: Carsten Koerl, CEO;

(ii)	CPPIB nominee: Hafiz Lalani; and

(iii)	TCV nominee: John Doran.

(g)	The remaining Board Members shall be Independent Board Members with target diversity levels elected by the Shareholders and reasonably acceptable to the Nominating and Corporate Governance Committee.

(h)	The Parties agree to designate, nominate and elect the following Independent Board Members in an extraordinary shareholders’ meeting to be held prior to the Effective Date:

(i)	Jeffery Yabuki (Chairman);

(ii)	George Fleet;

(iii)	Marc Walder;

(iv)	Charles John Robel;

(Jeffery Yabuki, George Fleet, Marc Walder and Charles John Robel or any successor of the Board Members listed in 3.1(h)(i)—3.1(h)(iv) appointed in accordance with Clause 3.4(b) shall herein also be referred to as “Classified Director(s)”);

(v)	Deirdre Bigley.

(i)

Subject to Clauses 3.3 and 3.4, each Major Shareholder agrees to vote its Shares in favor of the Nominee Directors of the other Major Shareholders and the Independent Board Members listed in Clause 3.1(h).

3.2.	Board Committees

(a)

The Board shall establish the following committees: audit committee, compensation committee (members will be mandatorily elected by the shareholders’ meeting) and Nominating and Corporate Governance Committee.

(b)	Subject to Clause 3.3(b), the committees shall consist of Independent Board Members only.

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(c)

The rules on the functions and competences of the board committees are stipulated in the Organizational Regulations. The Parties agree that the board committees shall not be authorized to resolve Category 1 Matters as listed in Exhibit B but only the full Board.

3.3.	Right of Instruction

(a)

Each Major Shareholder agrees, to the extent permitted by applicable law and subject to the Board Members’ fiduciary duties under Swiss law, to instruct its respective Nominee Director to vote in Board meetings in relation to all Category 1 Matters (see Exhibit B), in each case in accordance with the proposals made by the Founder provided always that no Board Member shall be required to act in breach of its fiduciary duties under Swiss law.

(b)

In case (i) a Board Member (other than a Nominee Director) is not following the Founder’s proposal or (ii) a Nominee Director votes against the Founder’s proposal to the Board regarding Category 1 Matters as set out in Exhibit B (a “Defaulting Board Member”), the Founder shall be entiteld to (A), at any time, convene an extraordinary shareholders’ meeting to recall or, in the Founder’s discretion, replace the Defaulting Board Member or (B) at the annual shareholders’ meeting, recall or, in the Founder’s discretion, replace the Defaulting Board Member provided that:

(i)

if the Defaulting Board Member is a Nominee Director, the right of the Major Shareholder having appointed the Defaulting Board Member to designate one Board Member and to designate replacements for such Board Member pursuant to Clauses 3.1(b) and 3.1(d) shall immediately terminate; and

(ii)	if the Defaulting Board Member is a Classified Director, the Parties shall no longer be obliged to re-elect such Classified Director in accordance with Clause 3.4(a).

Clauses 3.1(g), 3.2 and 3.4(b) shall no longer apply in case a valid resolution is passed by the Board against the Founder’s proposal to the Board regarding Category 1 Matters as set out in Exhibit B. For the avoidance of doubt, this Clause 3.3(b) shall not apply in case a Board Member would be in breach of his fiduciary duties by following the Founder’s proposal to the Board regarding Category 1 Matters as set out in Exhibit B.

3.4.	Terms of Nomination and Successor Classified Directors

(a)	Subject to Clause 3.3(b), the Parties agree to elect/ re-elect the Classified Directors for 4 consecutive one-year terms and shall not recall anyone of them, unless such Classified Director:

(i)

votes against a proposal made by the Founder in relation to a Category 1 Matter as set out in Exhibit B (other than where to do so would result in a breach of that Classified Director’s fiduciary duties under Swiss law); or

(ii)	breaches his or her fiduciary duties.

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(b)

Subject to Clause 3.3(b), in the event that one or more of the Classified Directors do not wish to continue to serve as Board member, his or her replacement nominee must be (i) an Independent Board Member, (ii) mutually agreed by each Major Shareholder provided that (x) at least two Major Shareholders meet the minimum shareholding threshold set out in Clause 3.1(e) and (y) the respective Major Shareholder is entitled to designate a Nominee Director pursuant to Clause 3.1(b) and (iii) reasonably acceptable to the Nominating and Corporate Governance Committee.

3.5.	Duties and Resolutions of the Board

(a)	The resolutions of the Board are passed in accordance with the Organizational Regulations.

(b)

The Board has the non-delegable duties as set out in Exhibit C. Furthermore, the Board resolves on the matters as set out in Exhibit A and Exhibit B. All other matters relating to the management of the business not reserved for the Board by (i) the Organizational Regulations, (ii) the Articles or (iii) mandatory Swiss law, shall be delegated to the CEO as set out in Exhibit D. The CEO shall be free to act in accordance with the budget approved by the Board in accordance with this Agreement.

(c)

Subject to applicable law and regulation, in the event that any Major Shareholder (other than a Major Shareholder who is also the CEO), any of its Affiliates or any of its representatives on the Board (or the board of any Subsidiary) has knowledge of a potential transaction or matter that may be a corporate opportunity for the Group (or any member of the Group), each other Major Shareholder and the Company acknowledges and agrees that no Major Shareholder (other than a Major Shareholder who is also the CEO) nor its Affiliate, nor its representatives on the Board (or the board of any Subsidiary) shall have any duty (contractual or otherwise) to communicate or present such corporate opportunity to the Board, the Company or any member of the Group, notwithstanding any provision of this Agreement to the contrary, no Major Shareholder (other than a Major Shareholder who is also the CEO), nor any of its Affiliates or any of their respective connected persons (including its representatives on the Board or any board of any Subsidiary) shall be liable to any member of the Group or any other Party, and the Parties hereto hereby waive any claim for breach of any duty (contractual, fiduciary or otherwise) by reason of the fact that any Major Shareholder (other than a Major Shareholder who is also the CEO), any of its Affiliates or any of its representatives on the Board (or the board of any Subsidiary) directly or indirectly pursues or acquires such opportunity for itself, directs such opportunity to another person, or does not present such opportunity to the Board, the Company or any member of the Group. The Parties acknowledge and waive any claim for breach of fiduciary duty of any such Nominee Director (other than a Nominee Director who is also the CEO) who does not present any such opportunity to the Board.

3.6.	Management of the Company

(a)	On the Effective Date the management structure of the Company and the Group shall be as set out in Annex 3.6(a).

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(b)	The CEO shall be free to appoint the managers directly reporting to the CEO.

3.7.	Articles and Organizational Regulations

(a)	The Articles will not be amended in a manner that would conflict with the rights of the Major Shareholders pursuant to this Agreement.

(b)	The Articles stipulate that there are Shares with two different nominal values as outlined in Recital (B).

(c)

The Articles stipulate that each Share carries one vote, subject to the following matters according to article 693 para. 3 of the Swiss Code of Obligations, according to which the nominal value of shares is relevant to determine the voting rights for resolutions on the following matters:

(i)	election of external auditors;

(ii)	appointment of experts to audit the company’s business management or parts thereof;

(iii)	any resolution concerning the instigation of a special audit; and

(iv)	any resolution concerning the initiation of a liability action (e.g., against Board Members).

(d)

The Organizational Regulations in effect on the Effective Date are substantially as set out in Annex 3.7(d). The Major Shareholders shall vote, and shall instruct their Nominee Directors to vote, in such a manner as not to amend the Organizational Regulations in a manner that would conflict with the terms of this Agreement.

4.	HIGH VOTES OF THE FOUNDER AND CONVERSION

(a)	Convertible Class B Voting Shares held by the Founder will not be listed or otherwise publicly traded on a stock exchange.

(b)

As set out in the Conversion Agreement (attached hereto as Annex 4(b)), the Convertible Class B Voting Shares held by the Founder sunset and shall be converted into Class A Ordinary Shares under certain circumstances.

(c)

The Founder shall in return be entitled to at any time request from the Company the conversion of Convertible Class B Voting Shares into Class A Ordinary Shares, subject to the terms and conditions of the Conversion Agreement.

(d)

The Parties undertake to (i) assist and support, as well as to do everything necessary to facilitate, any conversion of Convertible Class B Voting Shares held by the Founder in accordance with the Conversion Agreement and (ii) to vote in favor of any motion at any shareholders meeting to subsequently cancel such converted Convertible Class B Voting Shares in accordance with Swiss law. The Company shall undertake or be caused to undertake everything necessary to request the admission of newly issued Class A Ordinary Shares for trading.

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5.	REGISTRATION RIGHTS AGREEMENT

At the latest on the Effective Date, the Parties shall enter into a separate registration rights agreement substantially in form and substance as set forth in Annex 5.

6.	INFORMATION SHARING

The Company shall provide or procure that each Major Shareholder is promptly provided, to the extent permitted by applicable laws and regulations, with all such information (the “Information”) in respect of the Company necessary in order for such Major Shareholder to:

(a)	complete any tax return, compilation or filing as required by applicable law or deal with any enquiry from a tax authority;

(b)	comply with any financial, regulatory or other reporting obligations which apply to such Major Shareholder as required by applicable law; or

(c)	comply with any other laws, rules or regulations which apply such Major Shareholder.

7.	BLACKBIRD REORGANISATION

As of the date of this Agreement, CPPIB and TCV are holding their equity interests in the Company indirectly through Blackbird Holdco Limited as common aggregation vehicle, a private limited liability company duly incorporated, organized and existing under the laws of Jersey with its registered office at Aztec Group House, 11-15 Seaton Place, St Helier, Jersey JE4 0QH and with registration number 130011 (“Blackbird”). CPPIB and TCV undertake to (i) as soon as reasonable practicable, but in any case within 9 months, following the date of this Agreement, (provided that such period may be extended by any reasonable additional period required to obtain any governmental or regulatory approvals (including with respect to any licensing arrangements)) dissolve (or otherwise restructure) Blackbird with the effect that each of CPPIB and TCV are subsequently holding their respective equity interest in the Company individually and (ii) procure that, as long as CPPIB and TCV are holding their equity interests in the Company indirectly through Blackbird, Blackbird, in its capacity as direct shareholder of the Company, complies with and gives full effect to the rights and obligations of the Parties hereunder and exercises its rights, power and authority as a shareholder of the Company in a manner consistent with this Agreement.

8.	TERM AND TERMINATION

(a)	This Agreement shall enter into force as of the Effective Date.

(b)

Notwithstanding Clause 8(a) above, save for the provisions on confidentiality, this Agreement is terminated vis-à-vis (i) the Founder if it directly or indirectly holds Shares with a nominal value representing less than 7.5% of the Share Capital, (ii) CPPIB if it directly or indirectly holds Shares with a nominal value representing less than 7.5% of the Share Capital and (iii) TCV if it directly or indirectly holds Shares with a nominal value representing less than 7.5% of the Share Capital.

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9.	FURTHER PROVISIONS

9.1.	Obligations of Parties

The obligations of the Parties under this Agreement are several and not joint. The Parties agree that they do not form a simple partnership in the sense of articles 530 et seq. of the Swiss Code of Obligations and waive the application of such provisions to the extent possible. In particular, no Party shall have the right to act on behalf or in the name of the other Party, unless explicitly set forth otherwise herein. Additionally, the Parties under this Agreement do not constitute a “group” within the meaning of Rule 13d-5 under the Exchange Act. Nothing contained in this Agreement, any of the other organizational documents and no action taken by any Party pursuant to this Agreement shall be deemed to constitute or to create a presumption by any parties that the Parties to this Agreement are in any way acting in concert or as a “group” (or a joint venture, partnership or association), and each of the Company and the Parties agree to not assert any such claim with respect to such obligations or the transactions contemplated by this Agreement or the other organizational documents.

9.2.	Costs and expenses

Each Party shall pay its own costs and expenses (including, but not limited to, all legal, accounting and advisory fees), as well as any taxes or other charges which might become due in connection with, this Agreement, any agreements provided for the performance of this Agreement or any agreements provided for herein and the transactions contemplated hereby and thereby.

9.3.	Entire Agreement

This Agreement constitutes the entire Agreement between the Parties with respect to the subject matter of this Agreement and supersedes all former agreements between the Parties, if any.

9.4.	Notices

All notices required under this Agreement shall be given in the English language and in writing (by registered mail, courier or e-mail (to be confirmed in writing by registered mail in matters other than routine administrative matters) to the following addresses until any changes are notified accordingly:

—	Carsten Koerl:

E-Mail:	c.koerl@sportradar.com
Address:	Steinweg 3c 9052 Niederteufen Switzerland

with copy to: Dr Thomas Talos

E-Mail:	talos@brandltalos.com
Address:	c/o BRANDL TALOS Rechtsanwälte GmbH Mariahilfer Straße 116 1070 Vienna, Austria

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—	CPPIB:

E-Mail:	hlalani@cppib.com and legalnotice@cppib.com
Address:	Canada Pension Plan Investment Board, 40 Portman Square, 2nd Floor, London W1H 6LT, United Kingdom Attention: Hafiz Lalani

with copy to: David Higgins

E-Mail:	david.higgins@kirkland.com
Address:	Kirkland & Ellis International LLP, 30 St Mary Axe, EC3A 8AF, London, United Kingdom

—	TCV:

E-Mail:	legal@tcv.com
Address:	250 Middlefield Road Menlo Park, CA 94025 US Attention : General Counsel

with copy to: Mark Brod

E-Mail:	mbrod@stblaw.com
Address:	c/o Simpson Thacher & Bartlett LLP 425 Lexington Avenue New York, NY 10017

with copy to: Naveed Anwar

E-Mail:	naveed.anwar@stblaw.com
Address:	c/o Simpson Thacher & Bartlett LLP 2475 Hanover Street Palo Alto, CA 94304

9.5.	Assignment

(a)	Subject to the terms set forth in this Agreement, no Party shall assign its rights or obligations hereunder without a prior written approval of the other Parties.

(b)

Notwithstanding the previous paragraph, each Party shall have the right to transfer its Shares (in whole or in part) to an Affiliate; provided that such Affiliate declares unconditional accession to this Agreement and further provided that the transferring Party continuous to be a Party and co-obligor (on a joint and several basis together with the acceding Affiliate) under this Agreement.

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9.6.	Amendments

No provision of this Agreement (including this provision) may be changed, waived, discharged or discontinued, except by an instrument in writing signed by the Parties hereto.

9.7.	Waiver

(a)

Performance of any obligation required of a Party may be waived only by a written waiver signed by the other Parties, and such waiver shall be effective only with respect to the specific obligation described. The waiver by the other Parties of a breach of any provision of this Agreement by the violating Party shall not operate or be construed as a waiver of any subsequent breach of the same provision or another provision of this Agreement.

(b)

The failure by a Party to insist on any occasion upon the performance of the terms, conditions and provisions of this Agreement, shall not thereby act as a waiver of such breach or acceptance of any variation.

9.8.	Severability

If any of the provisions this Agreement shall be or become void or be held invalid, all other provisions shall remain in full force and effect and the void and invalid provisions shall be forthwith replaced by other provisions to be agreed upon by the Parties valid in form and substance and which shall accomplish as nearly as possible the purpose and intent of the void or invalid provisions in due course.

9.9.	Confidentiality

Each Party to this Agreement agrees that Confidential Information furnished and to be furnished to it has been and may in the future be made available in connection with such Party’s investment and ownership of Shares in the Company. Each Party agrees that it shall use, and that it shall direct any person to whom Confidential Information is disclosed pursuant to the below to use, the Confidential Information only in connection with its investment in the Company and in connection with its ownership of Shares of the Company and not for any other purpose (including to disadvantage competitively the Company). Each Party further acknowledges and agrees that it shall not disclose any Confidential Information to any person, except that Confidential Information may be disclosed:

(a)

to such Party’s Affiliates and its and their representatives or professional advisers in the normal course of the performance of their duties or, in connection with such credit arrangement, to any financial institution or financing party providing, or potentially providing, credit to such Party (or its Affiliates);

(b)

for purposes of reporting to its, or its Affiliates, stockholders and direct and indirect (current or prospective) equity holders and limited partners, the performance of the Company (or otherwise in connection with customary fundraising, marketing, information or reporting activities of such persons) and for purposes of including applicable information in financial statements to the extent required by applicable law or applicable accounting standards;

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provided that, with respect to the immediately preceding clauses (a) and (b), any such persons receiving Confidential Information shall be informed by the Party of the Confidential Information, such person shall agree and be obligated to keep such information confidential in accordance with the provisions of this Agreement and any Party disclosing such Confidential Information shall be liable for any unauthorized disclosures of such Confidential Information in violation of this Clause 9.9 by any such persons;

(c)

to any person to whom such Party is contemplating a bona fide transfer of its Shares; provided that, such Transfer would not be in violation of the provisions of this Agreement, the Company’s organizational documents and such potential transferee is advised of the confidential nature of such information and agrees to be bound by a confidentiality agreement consistent with this Clause 9.9 and any Party disclosing such Confidential Information will be liable for any breaches of this Agreement by any such persons;

(d)

to any regulatory authority, recognized stock exchange or rating agency to which the Party or any of its Affiliates is subject or with which it has regular dealings (including in connection with its holding of the Shares); provided that, such authority, stock exchange or agency is advised of the confidential nature of such information;

(e)

to the extent related to the tax treatment and tax structure of the transactions contemplated by this Agreement (including all materials of any kind, such as opinions or other tax analyses that the Company, its Affiliates or its representatives have provided to such Party relating to such tax treatment and tax structure); provided that the foregoing does not constitute an authorization to disclose the identity of any existing or future party to the transactions contemplated by this Agreement or their Affiliates or Representatives, or, except to the extent relating to such tax structure or tax treatment, any specific pricing terms or commercial or financial information;

(f)	if the prior written consent of the other Parties to this Agreement and the Board shall have been obtained;

(g)

to the extent required by applicable law or any governmental body (including complying with any oral or written questions, interrogatories, requests for information or documents, subpoena, civil investigative demand or similar process to which a Party is subject) provided that such Party agrees to give the Company prompt notice of such request(s), to the extent practicable and permitted by law, so that the Company may seek an appropriate protective order or similar relief (and the Party shall cooperate with such reasonable efforts by the Company (at the expense of the Company), and shall in any event make only the minimum disclosure required by such law); or

(h)	if and to the extent the information is or becomes publicly available (other than by breach of this Agreement).

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9.10.	Counterparts

This Agreement may be executed in counterparts (including by fax or scanned PDF copy), each of which shall be deemed an original but all of which together shall constitute one single agreement.

10.	GOVERNING LAW AND JURISDICTION

(a)

This Agreement, and all claims or causes of action based upon, arising out of, or related to this Agreement or the transactions contemplated hereby, shall be governed by, and construed in accordance with, the laws of Switzerland, without giving effect to principles or rules of conflict of laws to the extent such principles or rules would require or permit the application of laws of another jurisdiction.

(b)

Any dispute, controversy or claim arising out of or relating to this Agreement, including any question regarding its conclusion, existence, validity, invalidity, breach, amendment or termination (each, a “Dispute”), shall be finally resolved by arbitration under Rules of Arbitration of the International Chamber of Commerce (the “ICC”) in force at the time of such submission (the “Rules”). The Rules are deemed to be incorporated by reference into this Agreement except: (i) that any provision of such Rules relating to the appointment of an emergency arbitrator shall be excluded in its entirety; and (ii) as may be agreed by the Parties.

(c)

The number of arbitrators shall be three. The Claimant(s) shall nominate one arbitrator in the Request for Arbitration. The Respondent(s) shall nominate one arbitrator in the Answer to the Request. The two party-nominated arbitrators will then attempt to agree for a period of 30 days, in consultation with the parties to the arbitration, upon the nomination of a third arbitrator to act as president of the tribunal, barring which the International Court of Arbitration of the ICC shall select the third arbitrator (or any arbitrator that Claimant(s) or Respondent(s) shall fail to nominate in accordance with the foregoing).

(d)	The seat of arbitration shall be Zurich, Switzerland. The language of the arbitration shall be English.

(e)	The arbitral proceedings shall be subject to the provisions of Chapter 12 of the Swiss Private International Act, to the exclusion of the Third Part of the Swiss Code of Civil Procedure.

(f)

The Parties shall maintain strict confidentiality with respect to all aspects of the arbitration and shall not disclose the existence of the arbitration, the arbitral proceedings, the submissions or the decisions made by the arbitral tribunal, including its awards to any non-parties or non-participants without the prior written consent of all parties to the arbitration, except to the extent: (i) required by law and applicable internal reporting requirements; or (ii) necessary to recognize, confirm or enforce the final award in the arbitration.

(g)

The Parties hereby agree that, in the event of a dispute relating to any matter contained both in this Agreement and in the Articles, the provisions of this Agreement will prevail and, in particular, the provisions of this Clause 10 shall take precedence over the dispute resolution provisions in the Articles.

[Signature on the next pages]

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Signatures

Place, Date: St. Gallen, 07.09.2021

/s/ Carsten Koerl
Carsten Koerl

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Place, Date: London, 07.09.2021	CPP Investment Board Europe S.à r.l.

/s/ Jean-Christophe Gladek
Name: Jean-Christophe Gladek
Title: Class A manager

/s/ Florenta Udescu
Name: Florenta Udescu
Title: Class B manager

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Place, Date: Luxembourg, 07.09.2021	TCV Luxco Sports S.à r.l.

/s/ Emilie Guirimand
Name: Emilie Guirimand

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Solely with respect to (i) rights allocated to it and (ii) obligations (a) expressly undertaken by it and (b) which it can fulfil pursuant to applicable laws:

Place, Date: St. Gallen, 07.09.2021	Sportradar Group AG

/s/ Carsten Koerl
Carsten Koerl

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Solely with respect to (i) rights allocated to it and (ii) obligations (a) expressly undertaken by it and (b) which it can fulfil pursuant to applicable laws:

Place, Date: London, 7/9/21	Blackbird Holdco Ltd.

/s/ Hafiz Lalani
Name: Hafiz Lalani

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EXHIBIT A: CATEGORY 2 MATTERS RESERVED SOLELY FOR THE BOARD

The following matters are duties that remain with the Board. Pursuant to the terms of this Agreement, the Founder shall not convene an extraordinary shareholders’ meeting to remove Board Members that have voted against the proposal of the Founder with respect to the following matters:

1.

(A) acquisition of any company, business or assets (including real estate) (the “M&A Activity”) in a financial year with a value of (i) above USD 150’000’000 or (ii), if lower, more than 3% of the Company’s total market capitalization as of the date of the signing of the acquisition and (B) any M&A Activity resulting in the Group spending more than USD 250’000’000 for M&A Activities not previously approved by the Board in any consecutive period of 24 months;

2.	disposal or divestiture of Company’s assets outside the ordinary course of business;

3.	incurrence of individual credit lines or indebtedness (subject to board-approved delegation of authority);

4.	the issuance of public bonds, debentures and similar public instruments;

5.

the issuance of shares or other securities of the Company or any instruments convertible or exchangeable into shares or other securities of the Company (but excluding issuances related to share option schemes);

6.	proposing dividends for approval at the shareholders’ meetings;

7.	dismiss and/or replace the CEO for Good Cause;

8.	executive compensation matters involving executive officers named in the registration statement as filed with the SEC;

9.

(A) renewal and amendment of sport rights contracts existing as of the date of this Agreement if (i) the sport rights contract shall be renewed at conditions that are substantially less favorable to the Group than those of the existing contract (provided that an increase in expenses shall not be relevant if lit (ii) does not apply) or (ii) the aggregate expenses in relation to the renewed contract are increased by either (x) 12% or more of the aggregated expenses under the existing contract or (y) USD 300,000,000.00 or more and (B) conclusion and material amendments of new sports rights contracts with rightholders which, including their affiliates, are not suppliers of the Group as of the date of this Agreement (the “New Partners”) with aggregate expenses of USD 100’000’000 or more;

10.	Company share repurchases;

11.	annual and long-term shareholder guidance;

12.	the initiation and settlement of judicial and administrative proceedings and disputes exceeding USD 50’000’000 in dispute value;

13.	secondary listing or delisting from a national securities exchange;

14.	related party transactions between any member of the Group (on one hand) and any Shareholder (or any of its Affiliates (other than Group members));

15.	material change in accounting policies or principles;

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16.

implementing, amending or terminating employee participation schemes (including determining the total amount (or total number of securities) available for allocation thereunder) provided that the allocation of any rewards thereunder shall not constitute a Category 2 Matter;

17.	any amendment to or termination of, or the exercise of the call option or exercise of any other discretion of the Company under, the Conversion Agreement; and

18.	any amendment to the Organizational Regulations.

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EXHIBIT B: CATEGORY 1 MATTERS FOUNDER ENTITLED TO INSTRUCT THE BOARD

The following matters are duties that remain with the Board. However, pursuant to the terms of this Agreement, the Founder shall be allowed to convene an extraordinary shareholders’ meeting to remove Board Members that have voted against the proposal of the Founder in relation to the following matters:

1.	matters which are reserved to the Board under Swiss Law or the Articles (including topics covered under Exhibit C) other than the matters listed in Exhibit A;

2.	approval of the annual group operating budget and the annual capital budget;

3.	the appointment and dismissal of the CEO of the Company, except for the dismissal and/or replacement of the CEO for Good Cause which constitutes a Category 2 Matter;

4.	renewal of existing sports rights contracts and conclusion of sport rights contracts with New Partners, in each case with aggregate expenses between USD 25’000’000 and USD 100’000’000; and

5.	annual capital commitments over USD 25’000’000 (not included in the annual group operating budget or the annual capital budget).

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EXHIBIT C: NON-DELEGABLE ITEMS OF THE BOARD UNDER SWISS LAW

The following items are, according to Swiss law non-delegable duties of the Board of the Company:

1.	the overall management of the Company and the issuing of all necessary directives;

2.	determination of the Company’s organization;

3.	the organization of the accounting, financial control and financial planning systems as required for management of the Company;

4.	the appointment and dismissal of persons entrusted with managing and representing the Company;

5.	overall supervision of the persons entrusted with managing the Company, in particular with regard to compliance with the law, the Articles, Organizational Regulations and directives;

6.	compilation of the annual report, preparation for the general meeting of the shareholders, the compensation report and implementation of its resolutions; and

7.	notification of the court in the event that the Company is over-indebted.

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EXHIBIT D: DELEGATION TO CEO

All other matters relating to the management of the business not reserved for the Board by (i) the Organizational Regulations, (ii) the Articles or (iii) Swiss law (i.e., Exhibit C), shall be delegated to the CEO.

The CEO shall be free to act in accordance with the budget approved by the Board.

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ANNEX 3.6(A): MANAGEMENT OF THE COMPANY

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ANNEX 3.7(A): ARTICLES

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ANNEX 3.7(D): ORGANIZATIONAL REGULATIONS

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ANNEX 4(B): CONVERSION AGREEMENT

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ANNEX 5: REGISTRATION RIGHTS AGREEMENT

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